UNITED STATES

                        SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549





                                   SCHEDULE 13G





                     Under the Securities Exchange Act of 1934



                                (Amendment No. )*







                         Global Telecom & Technology, Inc.



-------------------------------------------------------------------------------

                                 (Name of Issuer)



                                   COMMON STOCK

-------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    378979108

                       ---------------------------------

                                  (CUSIP Number)



                                 December 31, 2011

-------------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule

13G is filed:



          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





..........................

CUSIP No. 378979108

..........................



-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON:



  Spitfire Capital LLC



  I.R.S. Identification Nos. of above persons (entities only):



  51-0629606



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]

                                                   (b) [ ]

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

4 CITIZENSHIP OR PLACE OF ORGANIZATION



  Delaware

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON




5 SOLE VOTING POWER: 1,015,220*



6 SHARED VOTING POWER: 0*



7 SOLE DISPOSITIVE POWER: 1,015,220*



8 SHARED DISPOSITIVE POWER: 0*

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




  1,019,220*

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

   [ ]

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



  5.4%*+

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON



   OO

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



* As of December 31, 2011, The Spitfire Fund, L.P. ("Spitfire"),
Saunwin Domestic Equities Fund LLC ("Saunwin") and Sucaba LLC ("Sucaba") owned in the aggregate 1,015,220 shares of Common Stock of the Issuer ("Shares"). Spitfire Capital LLC ("Spitfire Capital") is the investment manager of Spitfire as well as the investment manager of separate investment accounts maintained by each of Saunwin and Sucaba in which such entities' respective Shares referred to above are held. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Saunwin and Sucaba that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own as of December 31, 2011 a total of 1,015,220 Shares.



+ Based on a total of 18,749,861 Shares outstanding, as set forth in the Issuer's most recent Form 10-Q, filed November 10, 2011.





..........................

CUSIP No. 378979108

..........................



-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON:



  Julian A.L. Allen



  I.R.S. Identification Nos. of above persons (entities only):

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]

                                                   (b) [ ]

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

3 SEC USE ONLY



-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

4 CITIZENSHIP OR PLACE OF ORGANIZATION



  United Kingdom


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON



5 SOLE VOTING POWER: 1,019,220*



6 SHARED VOTING POWER: 0*



7 SOLE DISPOSITIVE POWER: 1,019,220*



8 SHARED DISPOSITIVE POWER: 0*

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON




  1,019,220*

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


   [ ]

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



  5.4%*+

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

12 TYPE OF REPORTING PERSON




   IN

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------



* As of December 31, 2011, The Spitfire Fund, L.P. ("Spitfire"),
Saunwin Domestic Equities Fund LLC ("Saunwin") and Sucaba LLC ("Sucaba") owned in the aggregate 1,015,220 shares of Common Stock of the Issuer ("Shares"), and Julian A.L. Allen owned 4,000 Shares. Spitfire Capital LLC
("Spitfire Capital") is the investment manager of Spitfire as well as the investment manager of separate investment accounts maintained by each of Saunwin and Sucaba in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire. As a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Saunwin, Sucaba and Mr. Allen that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own as of December 31, 2011 a total of 1,019,220 Shares.



+ Based on a total of 18,749,861 Shares outstanding, as set forth in the Issuer's most recent Form 10-Q, filed November 10, 2011.





Item 1(a). Name of Issuer:



           Global Telecom & Technology, Inc.



Item 1(b). Address of Issuer's Principal Executive Offices:



           8484 Westpark Drive
           Suite 720
           McLean, Virginia 22102



Item 2(a). Name of Person Filing:



           1. Spitfire Capital LLC ("Spitfire Capital")
           2. Julian A.L. Allen



           These persons have entered into a joint filing agreement, dated February 13, 2011, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which such persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.



Item 2(b). Address of Principal Business Office or if none, Residence:



           c/o Spitfire Capital LLC
           340 Pine Street, Suite 300
           San Francisco, CA 94104



Item 2(c). Citizenship:



           1. Spitfire Capital: Delaware
           2. Julian A.L. Allen: United Kingdom



Item 2(d). Title of Class of Securities:



           Common Stock



Item 2(e). CUSIP Number:



           378979108



Item 3.    Not Applicable.



Item 4.    Ownership:



	   1. Spitfire Capital:



              (a) Amount Beneficially Owned: 1,015,220



              (b) Percent of Class: 5.4%+



              (c) Number of shares as to which such person has:



                (i)  sole power to vote or to direct the vote: 1,015,220



                (ii) shared power to vote or to direct the vote: 0*



                (iii) sole power to dispose or to direct the disposition of:

                        1,015,220



                (iv) shared power to dispose or to direct the disposition of:
                0*



           2. Julian A.L. Allen:



              (a) Amount Beneficially Owned: 1,019,220



              (b) Percent of Class: 5.4%+



              (c) Number of shares as to which such person has:



                (i)  sole power to vote or to direct the vote: 1,019,220



                (ii) shared power to vote or to direct the vote: 0*


                (iii) sole power to dispose or to direct the disposition of: 1,019,220



                (iv) shared power to dispose or to direct the disposition of: 0*



           + Based on a total of 18,749,861 Shares outstanding, as set forth in the Issuer's most recent Form 10-Q, filed November 10, 2011.



           Notwithstanding statements made in this Schedule 13G, Spitfire Capital and Mr. Allen disclaim beneficial ownership of any Shares referred to herein, except to the extent of their respective pecuniary interests therein.



Item 5.    Ownership of Five Percent or Less of a Class:



           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |



Item 6.    Ownership of More than Five Percent on Behalf of Another Person:



           See the response to Item 4, above.



As of December 31, 2011, Spitfire, Saunwin and Sucaba owned in the aggregate 1,015,220 Shares, and Mr. Allen owned 4,000 Shares. Spitfire Capital is the investment manager of Spitfire as well as the investment manager of separate investment accounts maintained by each of Saunwin and Sucaba in which such entities' respective Shares referred to above are held. Mr. Allen is the sole member of Spitfire Capital. Mr. Allen is also the sole member of Spitfire Fund GP LLC, the general partner of Spitfire. As a result of the foregoing, Spitfire Capital possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Saunwin and Sucaba that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Spitfire Capital may be deemed to beneficially own as of December 31, 2011 a total of 1,015,220 Shares. Also as a result of the foregoing, Mr. Allen possesses the power to vote and dispose or direct the disposition of all the Shares owned by Spitfire, Saunwin, Sucaba and Mr. Allen that are referred to above. Thus, for purposes of Rule 13d-3 under the Act, Mr. Allen may be deemed to beneficially own as of December 31, 2011 a total of 1,019,220 Shares.



Item 7.    Identification and Classification of Subsidiary Which Acquired the

	   Securities:



           Not Applicable.



Item 8.    Identification and Classification of Members of the Group:



           Not Applicable.



Item 9.    Notice of Dissolution of Group:



           Not Applicable.



Item 10.   Certification:



           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                February 14, 2012





                                SPITFIRE CAPITAL LLC





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                Julian A.L. Allen,

                                As sole member





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                JULIAN A.L. ALLEN







                                   EXHIBIT A


             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A


The undersigned hereby agree as follows:



(i)	Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and


(ii)	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.





                                February 14, 2012





                                SPITFIRE CAPITAL LLC





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                Julian A.L. Allen,

                                As sole member





                                /s/ Julian A.L. Allen

                                ------------------------------------------

                                JULIAN A.L. ALLEN